Boral Limited 

ABN 13 008 421 761
Level 39 AMP Centre
50 Bridge Street Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605
www.boral.com.au

14 May 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


03022153

Dear Sir/Madam

Boral Limited: 12g3-2(b) Information - File No. 82-5054

We enclose information which Boral Limited has lodged with Australian Stock Exchange Limited ("ASX") since 13 February 2003 and is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

The information is:-

1. A media release titled "Resource security allows Boral to invest in hardwood timber industry in NSW" issued on 3 March 2003.

2. A media release titled "Additional Softwood Log Supply Set to Make Carter Holt Harvey and Boral Joint Venture Sawmill Largest and Most Competitive in Australia" issued jointly by Boral and Carter Holt Harvey on 5 March 2003.

3. A letter dated 8 April 2003 advising that Rod Halstead had retired as a Director of the Company.

Yours faithfully

M.B. Scobie
Company Secretary

Boral Limited 

ABN 13 008 421 761
Level 39 AMP Centre
50 Bridge Street Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605
www.boral.com.au

ONE PAGE ONLY

8 April 2003

The Manager, Listings
Australian Stock Exchange Limited
Company Announcements Office
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

We advise that Rod Halstead has today retired as a Director of Boral Limited after having served as a member of the Boral Board for 11 years.

Yours faithfully

M.B. Scobie
Company Secretary





Media Release

5 MARCH 2003

Additional Softwood Log Supply Set to Make Carter Holt Harvey and Boral Joint Venture Sawmill Largest and Most Competitive in Australia

Carter Holt Harvey and Boral Limited's Highland Pine joint venture sawmill in Oberon (NSW) is set to become the largest and most competitive in Australia following the announcement today that Highland Pine has won the tender to negotiate a long-term supply of 175,000 tonnes of softwood logs from State Forests of NSW.

The additional supply will increase Highland Pine's production capacity by 32% to 725,000 m^3 per year. To achieve this increase, Carter Holt Harvey and Boral are planning an A$11 million upgrade of the facility. The upgrade will take place over the next two years and include new kilns, energy systems and sawing technology.

Carter Holt Harvey Chief Operating Officer Ian Unwin says, "Highland Pine is ideally located to service Carter Holt Harvey's key growth markets of New South Wales and Queensland, and the expansion of the facility will enable us to strengthen our leadership position in the wood products market."

"The success of the softwood processing industry depends on strong partnerships, such as that between Carter Holt Harvey, Boral and State Forests, which bring together companies with proven expertise in softwood processing and forest owners with a commitment to sustainability and continuity of supply," Mr Unwin says.

Today's announcement of plans for additional capital expansion follow the successful completion of an A$29 million upgrade last year to install the latest processing technology.

Peter Boyd, Executive General Manager, Boral Timber says "Our Softwood JV with Carter Holt Harvey has progressed very well since its formation two and a half years ago."

"We are pleased to see that the scale benefits of the Oberon mill will be further enhanced through the additional log supply from State Forests' plantations. The completed and planned technology upgrades strengthens our position to compete domestically and internationally," Mr Boyd says.

Highland Pine produces sawn timber for the domestic market, and for export to Taiwan, China, Korea, Vietnam and Japan. These products are distributed by Carter Holt Harvey Woodlogic and Boral Timber.

ENDS

For further information please contact:

Maree Arnason
Corporate Affairs Manager (Australia)
Carter Holt Harvey Limited
Tel + 61 3 9823 1623 / 0416 035 560

Kylie Fitzgerald
GM, Corporate Affairs & Investor Relations
Boral Limited
Tel + 61 2 9220 6390 / 0401 895 894

About Carter Holt Harvey

Carter Holt Harvey (CHH) is a market leader in Australia's wood products, tissue and packaging industries. Leading brands include Sorbent, Purex, Handee, Libra, Structaflor, Plyfloor and Customwood. CHH has a market capitalisation of A$3 billion. CHH has grown steadily in Australia since 1994, and Australian sales now account for 51% of total revenue, up from 20% in 1995. CHH has 4,000 employees in Australia, with 22 manufacturing sites across NSW, Victoria, South Australia, Queensland and Tasmania.

About Boral Limited

Boral is a focused building and construction materials supplier with leading market positions in Australia, the USA and Asia. With 12,100 employees internationally Boral has strong positions in aggregates, concrete, cement, road surfacing, bricks, roof tiles, masonry, windows, plasterboard and timber.

MEDIA RELEASE

2 March 2003

Boral Limited



ABN 13 008 421 761
Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 1041
Telephone (02) 9220 6300
Facsimile (02) 9233 6605

RESOURCE SECURITY ALLOWS BORAL TO INVEST IN HARDWOOD TIMBER INDUSTRY IN NSW

Boral Timber announced today that it has successfully completed negotiations with the NSW State Government to secure long-term supply of hardwood resource.

The increased certainty of resource volumes, which will be reflected in amendments to Boral's long-term Wood Supply Agreement with the NSW Government and NSW State Forests, will enable Boral to complete its investment program in the NSW timber industry, as part of the *Forest Industries Structural Assistance Program* (FISAP). The overall program involves total expenditure of $45 million by Boral Timber, with the NSW and Federal Governments providing $22.5 million.

To date, Boral has spent more than $16 million in capital upgrades and now a further $15 million will be invested in a key project to upgrade Boral's mill at Herons Creek. The remaining $14 million of Boral's planned investment will be used to develop value adding processing plants to produce flooring products for domestic and international markets.

In addition to the investment program, Boral will be developing a hardwood plantation strategy to improve the sustainability of the north coast hardwood timber industry.

Mr Rod Pearse, Boral's Managing Director, said "It is pleasing that after lengthy negotiations with governments, Boral now has certainty and we can move forward with our hardwood timber investment plans. Boral is focused on building a value creating, sustainable timber business in NSW".

Mr Peter Boyd, Executive General Manager of Boral Timber said, "Our investment plans involve the introduction of leading technology into our timber mills to cater for the changing timber resource. The upgrades will ensure that the utilisation of resource is maximised and material wastage is reduced.

"Our long-term resource security should enable us to engage with third-party sawmill suppliers to establish longer-term processing contracts. This in turn will provide increased certainty for smaller timber mills on the NSW North Coast," said Mr Boyd.

"Resource security underpins our strategy of building an internationally competitive business that can grow well into the future. We are committed to investing in research and development for the hardwood timber industry and focused on the ongoing training and education of our employees," concluded Mr Boyd.

Boral Timber employs over 700 people and is the largest hardwood producer in NSW.

For further information contact:

Rod Pearse
CEO & Managing Director, Boral Limited
Telephone: (02) 9220 6490, (M) 0401 899 000

Kylie FitzGerald
General Manager, Corporate Affairs, Boral Limited
Telephone: (02) 9220 6300, (M) 0401 895 894